Exhibit 99.1

Sky Solar Holdings, Ltd. Reports Unaudited Financial Results

for First Half of Fiscal Year 2017

HONG KONG, Sept. 28, 2017 (GLOBE NEWSWIRE) — Sky Solar Holdings, Ltd. (NASDAQ:SKYS) (“Sky Solar” or “the Company”), a global developer, owner and operator of solar parks, today announced its financial results for the first six months ended June 30, 2017.

First Half 2017 Highlights

•                  Revenue of $30.6 million, up 6.6% from 1H 2016

•                  Electricity revenue of $27.9 million, up 9.0% from 1H 2016

•                  Adjusted EBITDA of $18.5 million, up 32% from 1H 2016

•                  136.8 MW of IPP assets in operation as of June 30, 2017, compared to 159.6 MW as of December 31, 2016

•                  As of June 30, 2017, pipeline consisting of 68.1 MW under construction, 167.1 MW of shovel-ready projects, and nearly 260 MW of earlier-stage projects

Business Updates

During the first half of 2017, the company completed multiple strategic transactions including:

•                  Sale of 23 MW of Greek assets for a total consideration of $41.9 million.

•                  Issuance of preferred shares in the Canadian portfolio with an existing strategic financial partner

•                  Monetized 19.4 MW of assets in Japan in which the Company has a 30% stake

•                  Closed project financing and began draw down to continue constructing 63.6MW of projects in Uruguay, which were completed and connected in September

•                  Selectively expanded presence in distributed generation market in Chile, signing a letter of intent to acquire 18MW of project permits in Chile

•                  Ongoing work to get 15MW of projects in Canada and more than 10MW of projects in the US to the “notice to proceed” stage

•                  Evaluating multiple high return combined heat/power investment opportunities in the North America.

Mr. Hao Wu, Chairman of Sky Solar, commented, “We accomplished a tremendous amount of progress in the first half of the year, despite leadership changes.  Our revenue and adjusted EBITDA increased substantially, and continued to develop more of our pipeline.  Our pipeline under construction now is over 50% of our operating assets, setting us up for meaningful growth in the months ahead.”

Mr. Sanjay Shrestha, Chief Investment Officer of Sky Solar, and President of Sky Capital America commented, “We are pleased to have recently connected the 63.6MW of projects in Uruguay, which are now generating power and revenue.  During the first half and subsequently, we signed Letters of Intent (“LOIs”) and Share Purchase Agreements (“SPAs”) to secure a total of 40 MW of Distributed Generation (“DG”) project permits in Chile.  We also continued to gradually expand our presence in the US.”

First Half 2017 Financial Results

Revenue was $30.6 million, up 6.6% from $28.7 million in the same period of 2016.

Electricity sales were $27.9 million in the first half of 2017, up 9.0% from $25.6 million in the same period of 2016. The year-over-year increase in electricity sales was primarily due to the increased average   operational IPP assets in the first half year of 2017.

Systems and other sales were $2.7 million in the first half of 2017, down 13.1% from $3.2 million in the same period of 2016.  The year-over-year decrease in systems and other sales was due to the Company’s continued shift in business model toward IPP electricity sales.

The following table shows the Company’s sequential and year-over-year change in revenue for each category, geographic region and period indicated.

	1st Half 2017	Year-To- Year Change	1st Half 2016	Sequential Change	2nd Half 2016
	(US$ in thousands, except percentages)

Asia	20,877	16%	18,003	5.7%	19,754
IPP	20,677	27.7%	16,193	28.2%	16,125
System and other sales	200	-89%	1,810	-94.5%	3,629
Europe	3,336	-52.3%	6,999	-46.4%	6,225
IPP	2,223	-63%	6,009	-59.3%	5,460
System and other sales	1,113	12.4%	990	45.5%	765
South America	2,788	137.7%	1,173	122.9%	1,251
IPP	1,473	65.3%	891	55.5%	947
System and other sales	1,315	366.3%	282	332.6%	304
North America	3,618	41.6%	2,555	-63.7%	9,964
IPP	3,505	41.1%	2,484	-36.6%	5,533
System and other sales	113	59.2%	71	-97.4%	4,431

IPP	27,878	9%	25,577	-0.7%	28,065
System and other sales	2,741	-13.1%	3,153	-70.0%	9,129
Total	30,619	6.6%	28,730	-17.7%	37,194

Cost of sales and services was $12.8 million, compared to $11.8 million in the same period in 2016.  The increase was mainly a result of the increase in average capacity of operating assets in the first half of 2017.

Gross profit was $17.8 million, up 5.4% from $16.9 million in the same period in 2016.  Gross margin of 58.3% was flat compared to 58.9% in the same period last year.

Selling, general and administrative (“SG&A”) expenses were $12.6 million, up 8.7% from $11.6 million in the same period in 2016 as a result of increased professional fees related to financing in core markets such as Japan, United States and Uruguay.

Gain on disposal of interest in subsidiaries of $1.5 million was mainly a result of issuance of preferred shares of Canadian projects to the existing strategic partner.

Operating profit was $6.8 million, down 8.4% from $7.4 million in the same period in 2016.

Financing costs were $5.5 million, compared to $2.9 million in the same period of 2016.

Other non-operating income was $8.4 million, compared to other non-operating expense of $3.8 million in the same period of 2016.  Other non-operating income was mainly a result of the disposal of 19.4 MW assets in Japan in which the Company has a 30% stake.

Net income in the first half of 2017 was $5.2 million, compared to a net loss of $2.2 million in the same period in 2016.

Basic and diluted income per share was $0.012 in the first half of 2017, compared to basic and diluted loss per share of $0.006 in the same period in 2016.

Basic and diluted income per ADS in the first half of 2017 was $0.10 compared to basic and diluted loss per ADS of $0.05 in the same period in 2016.

Adjusted EBITDA was $18.5 million, up 32.4% from $14.0 million in the same period in 2016.

Pipeline

As of June 30, 2017, the Company owned and operated 136.8 MW of IPP assets, compared to 159.6 MW as of December 31, 2016.  The decline in IPP assets was mainly due to the previously noted sale of Greek assets.

The Company had 68.1 MW of projects under construction as of June 30, 2017, comprised of a 63.6 MW project in Uruguay and 4.5 MW project in Japan.  This compares to 84.5 MW under construction as of December 31, 2016.

The total pipeline was around 430 MW as of June 30, 2017.

Balance Sheet and Liquidity

As of June 30, 2017, the Company had bank balances and cash of $54.5 million, restricted cash of $66.1 million, trade and other receivables of $48.6 million and IPP solar park assets of $285.7 million. Total borrowing was $239.0 million, including $15.5 million of borrowing due within one year.

Use of Non-IFRS Measures

To provide investors with additional information regarding the Company’s financial results, the Company has disclosed Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio, non-IFRS financial measures, below. The Company presents these non-IFRS financial measures because they are used by the Company’s management to evaluate its operating performance. The Company also believes that these non-IFRS financial measures provide useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as the Company’s management does and in comparing financial results across accounting periods and to those of its peers.

Adjusted EBITDA, as the Company presents it, represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, impairment charges, interest expenses, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

Annualized Adjusted EBITDA return on equity ratio is Adjusted EBITDA of the applicable quarter multiplied by four, and divided by total equity as of the applicable quarter end.

The use of Adjusted EBITDA and annualized Adjusted EBITDA return on equity ratio has limitations as an analytical tool, and you should not consider them in isolation or as substitutes for analysis of the Company’s financial results as reported under IFRS. Some of these limitations are: (a) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; (b) Adjusted EBITDA does not reflect changes in, or cash requirements for, the Company’s working capital needs; (c) Adjusted EBITDA does not reflect the potentially dilutive impact of equity-based compensation; (d) Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and (e) other companies, including companies in the Company’s industry, may calculate Adjusted EBITDA or similarly titled measures differently, which reduces their usefulness as a comparative measure.  In addition, the annualized Adjusted EBITDA return on equity ratio does not take into account effects of seasonality from quarter to quarter.  Because of these and other limitations, you should consider Adjusted EBITDA and annualized Adjusted EBITDA return on equity alongside the Company’s IFRS-based financial performance measures, such as profit (loss) for the period and the Company’s other IFRS financial results.

The following table presents a reconciliation of Adjusted EBITDA to profit (loss) for the year, the most directly comparable IFRS measure, for each of the periods indicated:

	Six Months ended in June 30,
	2017	2016
	(US$ in Thousands)
Profit (loss) for the period	5,188	(2,202)
Adjustments:
Income tax expense	4,631	2,985
Depreciation of property, plant and equipment	6,277	5,899
Share-based payment charged into profit or loss	(691)	625
Interest expenses	5,529	2,853
Fair value changes of financial liabilities-FVTPL	(2,272)	2,204
Gain from hedge ineffectiveness on cash flow hedges	(127)	1,638
Adjusted EBITDA[1]	18,535	14,002

1  Adjusted EBITDA on equity are non-IFRS measures used by the Company to better understand its results.  Adjusted EBITDA represents profit or loss for the period before taxes, depreciation and amortization, adjusted to eliminate the impacts of share-based compensation expenses, interest expenses, impairment charges, fair value changes of financial liabilities, loss from hedge ineffectiveness on cash flow hedges and reversal of tax provision.

These measures are not intended to represent or substitute numbers as measured under IFRS.  The submission of non-IFRS numbers is voluntary and should be reviewed together with IFRS results.

Project Capacities

Unless specifically indicated or the context otherwise requires, megawatt capacity values in this earnings release refer to the attributable capacity of a solar park. We calculate the attributable capacity of a solar park by multiplying the percentage of our equity ownership in the solar park by the total capacity of the solar park.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity.  Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, South America, Europe, North America and Africa.  The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks.  Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends.  As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements.  As of June 30, 2017, the Company owned and operated 136.8 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources we may need to familiarize ourselves with the regulatory regimes, business practices, governmental requirements and industry conditions as we enter into new markets; our ability to successfully implement our on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the U.S. and into China; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

SKYS Investor Relations:

The Blueshirt Group

US or Mandarin

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	Six Months
	Ended June 30
	2017	2016
Revenue:
Electricity generation income	27,878	25,577
Solar energy system and other sales	2,741	3,153
Total revenue	30,619	28,730
Cost of sales and services	(12,777)	(11,807)
Gross profit	17,842	16,923
Selling expenses	(363)	(392)
Administrative expenses	(12,226)	(11,193)
Other operating income	45	2,042
Gain on disposal of interest in subsidiaries	1,464	—
(Loss) profit from operations	6,762	7,380
Investment (losses) gains	186	58
Finance costs	(5,529)	(2,853)
Other non-operating income (expenses)	8,399	(3,802)
(Loss) profit before taxation	9,818	783
Income tax expense	(4,630)	(2,985)
Profit (loss) for the period	5,188	(2,202)
Other comprehensive income (loss) that may be subsequently reclassified to profit or loss:
Exchange differences on translation of financial statements of foreign operations	5,405	6,731
Total comprehensive (loss) income for the period	10,593	4,529
Profit (loss) for the period attributable to owners of the Company	5,103	(2,227)
Gains (losses) for the period attributable to non-controlling interests	85	25
	5,188	(2,202)
Total comprehensive (loss) income attributable to:
Owners of the Company	10,598	4,175
Non-controlling interests	(5)	354
	10,593	4,529
(Loss) earning per share — Basic	0.012	(0.006)
(Loss) earning per share — Diluted	0.012	(0.006)
(Loss) earning per ADS — Basic	0.10	(0.05)
(Loss) earning per ADS — Diluted	0.10	(0.05)

Sky Solar Holdings Ltd.

Condensed Consolidated Statements of Operations

USD In Thousands, Except Per Share Amounts

(Unaudited)

	June 30, 2017	December 31, 2016
	Thousand	Thousand
Current assets:
Bank balances and cash	54,480	12,518
Restricted cash	66,068	29,850
Held for sale assets	—	47,006
Amounts due from related parties	17,260	7,663
Trade and other receivables	48,575	30,097
Inventories	85,263	39,034
	271,646	166,168
Non-current assets:
IPP solar parks	285,661	271,253
Amounts due from related parties	5,259	8,125
Other non-current assets	40,927	30,700
	331,847	310,078
Total assets	603,493	476,246

	June 30, 2017	December 31, 2016
	Thousand	Thousand
Current liabilities:
Trade and other payables	58,790	24,037
Held for sale liabilities	—	3,380
Amount due to related parties	705	7,512
Tax payable	3,497	6,903
Borrowings	15,520	27,280
	78,512	69,112
Non-current liabilities:
Borrowings	223,514	131,881
Other non-current liabilities	155,593	141,331
	379,107	273,212
Total liabilities	457,619	342,324
Total assets less total liabilities	145,874	133,922
Equity:
Share capital	8	8
Reserves	140,032	128,076
Equity attributable to owners of the Company	140,040	128,084
Non-controlling interests	5,834	5,838
Total equity	145,874	133,922
Total liabilities and equity	603,493	476,246